SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 PAT OF €115M (PRE-EXCEPTIONAL)
TRAFFIC GROWS 6% AS FARES RISE 4%

Ryanair Holdings plc today (26 Jan.) reported a Q3 PAT of €115m (pre-exceptionals) compared to a strong prior-year Q3 PAT of €149m. An €85m exceptional charge is a provision for approx. 33% of the baseless Italian AGCM fine which our lawyers are confident will be overturned on appeal.

	Q3 FY25	Q3 FY26	+/-
Passengers	44.9m	47.5m	+6%
Load Factor	92%	92%	-
Ave. fare (€)	43	44	+4%
Revenue (€)	2.96bn	3.21bn	+9%
Op. Costs (pre-except.) (€)	2.93bn	3.11bn	+6%
PAT (pre-except.) (€)	149m	115m	-22%
PAT (post. except.) (€)	149m	30m	-80%

Q3 highlights include:
●
Traffic grew 6% to 47.5m.
●
Rev. per pax up 3% (ave. fare +4% & ancil. rev. +1%).
●
Strong cost control with unit costs flat (pre-except. charge).
●
206 B737 “Gamechangers” in 643 fleet at 31 Dec.
●
3 new bases & 106 new routes on sale for S.26.
●
Fuel 80% hedged for FY27 @ $67bbl
●
Italian AGCM levies baseless €256m fine which is under appeal.

Q3 FY26 REVIEW

Ryanair Group CEO Michael O’Leary, said:

Revenue & Costs:
“Q3 revenue rose 9% to €3.21bn. Scheduled revenue increased 10% to €2.10bn as traffic grew 6% with 4% higher fares, thanks to strong Oct. school mid-term and close-in Christmas/New Year bookings. Ancillary revenue was solid, rising 7% to €1.11bn. Operating costs (pre-except. charge) rose 6% to €3.11bn (flat per pax). With almost all of our B-8200 “Gamechangers” delivered, other income in Q3 dipped due to the absence of delivery delay compensation in the quarter (which was incl. in PY Q3 comp.).

Q4 FY26 fuel is 84% hedged at $77bbl and we’ve now locked-in FY27 savings with 80% of our jet-fuel requirements hedged at c.$67bbl.

Balance Sheet, Liquidity & Returns:
Our balance sheet is strong with a BBB+ credit rating (both Fitch and S&P) and an unencumbered B737 fleet. At 31 Dec., gross cash was €2.4bn after €1.2bn debt repayments, €1.4bn capex and €0.6bn shareholder distributions. Liquidity is further boosted by the Group’s RCF which has c.€1bn undrawn. Net cash was €1bn, leaving the Group well positioned to fund capex and repay our last remaining €1.2bn bond in May 2026 from internal cash resources. This financial strength widens the cost gap between Ryanair and our competitors, many of whom remain exposed to expensive (long-term) finance and rising aircraft lease costs.

In May, we launched a €750m share buyback. At 31 Dec. we had purchased (and cancelled) over 13.1m shares (c.46% of programme) at a cost of over €340m. An interim div. of €0.193 per share will be paid in late Feb.

Over the last 3-years we have generated a TSR (total shareholder return) in excess of 150%, placing Ryanair comfortably in the top quartile of the Stoxx Europe 600 index TSR performers. The Group will continue to deliver disciplined and consistent capital allocation (underpinned by a strong balance sheet) as traffic grows to 300m p.a. by FY34.

FLEET & GROWTH
The Group had 206 B737-8200 “Gamechangers” in its 643 fleet at 31 Dec. We expect to receive the final 4 Gamechangers (210 total) by the end of Feb., facilitating 4% traffic growth to 216m next year (FY27). Boeing expects MAX-10 certification during summer 2026 and are increasingly confident that they will meet their contract delivery dates for Ryanair’s first 15 MAX-10s in Spring 2027, with 300 of these fuel-efficient aircraft due to deliver by Mar. 2034.

This winter, we’ve allocated Ryanair’s scarce capacity to regions and airports cutting aviation taxes and incentivising traffic growth (such as Albania, Italy, Morocco, Slovakia and Sweden) by switching flights and routes away from high cost, uncompetitive markets like Austria, Belgium, Germany and regional Spain. This trend continues into S.26, with over 106 new routes on sale (incl. 3 new bases in Rabat, Tirana and Trapani). With seats likely to sell out, we encourage all passengers to book early on www.ryanair.com to grab our lowest fares.

We expect European short-haul capacity to remain constrained to at least 2030 as the big 2 OEMs remain well behind on aircraft deliveries, Pratt & Whitney engine repair delays continue for many Airbus operators, EU airline consolidation accelerates and unprofitable airlines withdraw capacity from markets where they are unable to compete with Ryanair’s lower costs. Industry capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost aircraft orderbook and industry leading ops resilience will, we believe, facilitate Ryanair’s controlled profitable growth to 300m passengers p.a. by FY34.

ESG
During Q3 CDP (Carbon Disclosure Project) upgraded Ryanair’s rating to A (was A-) and MSCI reconfirmed the Group’s ‘A’ rating. We took delivery of 7 new Gamechangers (4% more seats, 16% less fuel & CO2) and benefitted from retrofitting winglets to c.65% of our B737NG fleet (1.5% lower fuel burn and 6% less noise). All of our (409) NGs will be retrofitted by late 2026 and we expect to have all 210 Gamechangers in our fleet before the end of Feb., driving S.26 efficiencies. The Groups significant investment in new technology, coupled with ambitious SAF commitments, positions Ryanair as one of Europe’s most environmentally efficient airlines.

BASELESS AGCM FINE
In late December the Italian AGCM levied a baseless €256m fine against Ryanair for our direct distribution to consumers policy in Italy. This fine, will we believe, be overturned on appeal as it ignores and contradicts the Milan Court of Appeal ruling in Jan. 2024 which ruled that Ryanair’s direct distribution model
-
“undoubtedly benefit[s] consumers” by leading to lower fares
-
is “economically justified in terms of containing operating costs, and eliminating the costs associated with intermediation in ticket sales”
-
“contribute[s] to…..a direct channel of communication…for any possible need for information and updates on flights”.

Both we and our Italian legal advisors are confident that the Courts will overturn this AGCM ruling on appeal.

OUTLOOK
We now expect FY26 traffic to grow 4% to almost 208m passengers (previously 207m), due to strong demand and earlier than expected Boeing deliveries. Unit costs have performed well, and we continue to expect only modest FY26 unit cost inflation as our B-8200 deliveries, fuel hedging and effective cost control helps offset increased ATC charges, higher enviro. costs and the roll-off of last years delivery delay compensation. While Q4 doesn’t benefit from Easter, fares are trending ahead of prior year and we now believe full-year fares will exceed the +7% growth previously guided by 1% or 2%. At this stage, we are cautiously guiding FY26 PAT (pre-exceptional) in a range of €2.13bn to €2.23bn. The final FY26 outcome remains exposed to adverse external developments in Q4, incl. conflict escalation in Ukraine and the Mid. East, macro-economic shocks and any further impact of repeated European ATC strikes & mismanagement.”

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.208m guests p.a. on approx. 3,800 daily flights from 95 bases, the Group connects over 220 airports in 36 countries on a fleet of over 640 aircraft, and over 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 26,000 highly skilled aviation professionals delivering Europe’s No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2025 (unaudited)

		At Dec 31,	At Mar 31,
		2025	2025
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,193.0	10,923.7
Right-of-use asset		118.7	148.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	6.7	15.4
Deferred tax		27.2	1.6
Other assets		248.1	261.7
Total non-current assets		11,740.1	11,497.3

Current assets
Inventories		5.3	4.6
Other assets		1,738.7	1,850.7
Trade receivables	10	110.4	73.5
Derivative financial instruments	10	26.6	94.4
Restricted cash	10	31.2	23.1
Financial assets: cash > 3 months	10	-	100.1
Cash and cash equivalents	10	2,391.7	3,863.3
Total current assets		4,303.9	6,009.7

Total assets		16,044.0	17,507.0

Current liabilities
Provisions		58.1	53.5
Trade payables	10	477.6	702.0
Accrued expenses and other liabilities		4,018.3	6,179.4
Current lease liability		35.3	37.7
Current maturities of debt	10	1,198.8	848.4
Derivative financial instruments	10	295.3	224.7
Current tax		376.0	107.1
Total current liabilities		6,459.4	8,152.8

Non-current liabilities
Provisions		127.2	141.1
Derivative financial instruments	10	55.1	2.5
Deferred tax		397.5	377.1
Non-current lease liability		75.9	111.4
Non-current maturities of debt	10	147.6	1,685.2
Total non-current liabilities		803.3	2,317.3

Shareholders' equity
Issued share capital		6.3	6.4
Share premium account		1,434.8	1,421.6
Other undenominated capital		4.1	4.0
Retained earnings		7,548.0	5,588.6
Other reserves		(211.9)	16.3
Total shareholders' equity		8,781.3	7,036.9

Total liabilities and shareholders' equity		16,044.0	17,507.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended December 31, 2025 (unaudited)
		Change	IFRS Quarter Ended	IFRS Quarter Ended
			Dec 31, 2025	Dec 31, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+10%	2,099.9	1,915.6
Ancillary revenues		+7%	1,114.3	1,043.6
Total operating revenues	7	+9%	3,214.2	2,959.2

Operating expenses
Fuel and oil		-7%	1,257.5	1,171.7
Staff costs		-6%	451.1	426.7
Airport and handling charges		-8%	403.3	374.3
Depreciation		-12%	326.4	291.9
Route Charges		-18%	311.0	262.9
Marketing, distribution and other		+26%	174.0	235.8
Maintenance, materials and repairs		-15%	187.7	163.3
Operating expenses before exceptional charge		-6%	3,111.0	2,926.6

Exceptional charge**			85.0	-
Total operating expenses		-9%	3,196.0	2,926.6

Operating profit		-44%	18.2	32.6

Other income
Net finance and other income			9.0	90.2
Foreign exchange (loss)/gain			(2.8)	20.9
Total other income		-94%	6.2	111.1

Profit before tax			24.4	143.7

Tax credit			6.0	4.9

Profit for the quarter – all attributable to equity holders of parent		-80%	30.4	148.6

Profit – before exceptional charge		-22%	115.4	148.6

IFRS earnings per ordinary share (€)
Basic		-79%	0.0289	0.1368
Diluted		-79%	0.0286	0.1360
Weighted avg. no. of ord. shares (in Ms)
Basic			1,052.2	1,086.6
Diluted			1,061.5	1,093.0

*’+’ is favourable and ‘-‘ is adverse period-on-period.
** Includes an €85M (approx. 33%) Italian AGCM fine.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Nine Months Ended December 31, 2025 (unaudited)
			IFRS	IFRS
		Change	Nine Months Ended	Nine Months Ended
			Dec 31, 2025	Dec 31, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+15%	9,008.5	7,865.5
Ancillary revenues		+6%	4,023.2	3,785.7
Total operating revenues	7	+12%	13,031.7	11,651.2

Operating expenses
Fuel and oil		-4%	4,227.2	4,076.0
Airport and handling charges		-5%	1,409.3	1,339.2
Staff costs		-4%	1,376.7	1,323.7
Route charges		-16%	1,035.7	896.1
Depreciation		-10%	1,013.9	919.3
Marketing, distribution and other		+13%	612.6	702.5
Maintenance, materials and repairs		-13%	392.6	347.3
Operating expenses before exceptional charge		-5%	10,068.0	9,604.1

Exceptional charge**			85.0	-
Total operating expenses		-6%	10,153.0	9,604.1

Operating profit		+41%	2,878.7	2,047.1
Other income
Net finance and other income			69.8	140.2
Foreign exchange (loss)/gain			(32.5)	23.3
Total other income		-77%	37.3	163.5

Profit before tax			2,916.0	2,210.6

Tax (expense)	4		(346.8)	(270.8)

Profit for the nine months – all attributable to equity holders of parent		+32%	2,569.2	1,939.8

Profit – before exceptional charge		+37%	2,654.2	1,939.8

IFRS Earnings per ordinary share (€)
Basic		+39%	2.4281	1.7457
Diluted		+39%	2.4083	1.7365
Weighted avg. no. of ord. shares (in Ms)
Basic			1,058.1	1,111.2
Diluted			1,066.8	1,117.1

*’+’ is favourable and ‘-‘ is adverse period-on-period.
** Includes an €85M (approx. 33%) Italian AGCM fine.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended December 31, 2025 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2025	2024
	€M	€M

Profit for the quarter	30.4	148.6

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(58.1)	516.9
Other comprehensive (loss)/income for the quarter, net of income tax	(58.1)	516.9
Total comprehensive (loss)/income for the quarter – attributable to equity holders of parent
	(27.7)	665.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Nine Months Ended December 31, 2025 (unaudited)
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2025	2024
	€M	€M

Profit for the nine months	2,569.2	1,939.8

Other comprehensive (loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(240.0)	(88.5)
Other comprehensive (loss) for the nine months, net of income tax	(240.0)	(88.5)
Total comprehensive income for the nine months – attributable to equity holders of parent
	2,329.2	1,851.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Nine Months Ended December 31, 2025 (unaudited)
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2025	2024
	€M	€M
Operating activities
Profit after tax	2,569.2	1,939.8

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	1,013.9	919.3
(Increase)/decrease in inventories	(0.7)	1.4
Tax charge on profit	346.8	270.8
Share based payments	12.0	10.2
(Increase)/decrease in trade receivables	(36.9)	19.8
Decrease/(increase) in other assets	125.5	(408.8)
(Decrease) in trade payables	(96.8)	(79.6)
(Decrease) in accrued expenses and other liabilities	(2,148.5)	(1,506.0)
(Decrease)/increase in provisions	(22.0)	4.1
Decrease in finance income	1.8	1.4
(Decrease) in finance expense	(13.4)	(6.7)
Foreign exchange	13.3	(28.3)
Income tax (paid)	(57.9)	(42.2)
Net cash inflow from operating activities	1,706.3	1,095.2

Investing activities
Capital expenditure - purchase of property, plant and equipment	(1,437.2)	(1,092.8)
Decrease in financial assets: cash > 3 months	100.1	237.8
Net increase in restricted cash	(8.1)	(16.7)
Net cash (used in) investing activities	(1,345.2)	(871.7)

Financing activities
Proceeds from shares issued	3.2	4.2
Share buyback	(363.1)	(1,112.4)
Dividends paid	(240.7)	(197.3)
Repayment of borrowings	(1,190.0)	(50.0)
Lease liabilities paid	(26.6)	(27.6)
Net cash (used in) financing activities	(1,817.2)	(1,383.1)

(Decrease) in cash and cash equivalents	(1,456.1)	(1,159.6)
Net foreign exchange (loss)/gain	(15.5)	35.4
Cash and cash equivalents at beginning of the period	3,863.3	3,875.4
Cash and cash equivalents at end of the period	2,391.7	2,751.2

Included in the cash flows from operating activities for the nine months are the following amounts:
Interest income received	67.3	113.4
Interest expense paid	(48.9)	(60.6)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Nine Months Ended
December 31, 2025 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the nine months	-	-	-	-	1,939.8	-	-	1,939.8
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(88.5)	-	(88.5)
Total other comprehensive loss	-	-	-	-	-	(88.5)	-	(88.5)
Total comprehensive income/(loss)	-	-	-	-	1,939.8	(88.5)	-	1,851.3
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.9	-	16.0	-	(11.8)	-	-	4.2
Repurchase of ordinary equity shares	-	-	-	-	(1,112.4)	-	-	(1,112.4)
Cancellation of repurchased shares	(60.0)	(0.4)	-	0.4	-	-	-	-
Dividends paid	-	-	-	-	(197.3)	-	-	(197.3)
Share-based payments	-	-	-	-	-	-	10.2	10.2
Transfer of exercised and expired share-based awards	-	-	-	-	8.9	-	(8.9)	-
Balance at December 31, 2024	1,081.0	6.5	1,420.3	3.9	6,527.0	177.4	35.1	8,170.2
Loss for the quarter	-	-	-	-	(328.2)	-	-	(328.2)
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(198.7)	-	(198.7)
Total other comprehensive loss	-	-	-	-	-	(198.7)	-	(198.7)
Total comprehensive loss	-	-	-	-	(328.2)	(198.7)	-	(526.9)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.1	-	1.3	-	(0.6)	-	-	0.7
Repurchase of ordinary equity shares	-	-	-	-	(369.3)	-	-	(369.3)
Cancellation of repurchased shares	(17.2)	(0.1)	-	0.1	-	-	-	-
Dividends paid	-	-	-	-	(240.4)	-	-	(240.4)
Share-based payments	-	-	-	-	-	-	2.6	2.6
Transfer of exercised and expired share-based awards	-	-	-	-	0.1	-	(0.1)	-
Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the nine months	-	-	-	-	2,569.2	-	-	2,569.2
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(240.0)	-	(240.0)
Total other comprehensive loss	-	-	-	-	-	(240.0)	-	(240.0)
Total comprehensive income/(loss)	-	-	-	-	2,569.2	(240.0)	-	2,329.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	13.2	-	(10.0)	-	-	3.2
Repurchase of ordinary equity shares	-	-	-	-	(359.3)	-	-	(359.3)
Cancellation of repurchased shares	(14.4)	(0.1)	-	0.1	-	-	-	-
Dividends paid	-	-	-	-	(240.7)	-	-	(240.7)
Share-based payments	-	-	-	-	-	-	12.0	12.0
Transfer of exercised and expired share-based awards	-	-	-	-	0.2	-	(0.2)	-
Balance at December 31, 2025	1,050.0	6.3	1,434.8	4.1	7,548.0	(261.3)	49.4	8,781.3

Ryanair Holdings plc and Subsidiaries
MD&A Quarter Ended December 31, 2025 (“Q3 FY26”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) all figures and comments are by reference to the quarter ended December 31, 2025 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 10% to €2.10BN as traffic grew 6% (to 47.5M passengers) at 4% higher fares (to c.€44), thanks to strong October school mid-term and close-in Christmas/New Year bookings.

Ancillary revenues:
Ancillary revenue was solid, rising 7% to €1.11BN as traffic grew 6% and spend per passenger rose 1%.

Total revenue:
As a result of the above, total revenue rose 9% to €3.21BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 7% to €1.26BN as the Group’s jet fuel hedging and lower fuel burn (more B737-8200 “Gamechanger” aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 6% increase in flight hours and higher environmental costs (ETS allowance unwind and SAF blend mandates from Jan. 2025).

Airport and handling charges:
Airport and handling charges rose 8% to €403M, due to 6% traffic growth, ground ATC rate hikes and higher handling labour costs.

Staff costs:
Staff costs increased 6% to €451M, as agreed pay increases (under CLAs) and higher sectors were somewhat offset by 34 additional B737-8200 “Gamechanger” aircraft in the fleet (driving better efficiency).

Route charges:
Route charges rose 18% to €311M, due to significantly higher Eurocontrol/ATC rates and a 6% increase in flight hours.

Depreciation:
Depreciation increased 12% to €326M, primarily due to 34 additional B737-8200 “Gamechanger” aircraft in the fleet, higher aircraft utilisation (sectors up 6%) and increased maintenance on the B737NG fleet.

Marketing, distribution and other:
Marketing, distribution and other decreased 26% to €174M primarily due to lower EU261 compensation and lower legal costs (the prior-year Q3 included a charge for a Spanish baggage fine). This is offset by input costs for increased onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 15% to €188M due to higher utilisation, increased line and engine maintenance as the fleet grows and labour inflation.

Exceptional charge:
In late December 2025, AGCM (Italy) unjustly levied a €256M fine on Ryanair. While the Group’s lawyers are confident the fine will be overturned on appeal, approx. 33% of the fine (€85M) has been provided in the Income Statement.

Other income:
With almost all of the Group’s B737-8200 “Gamechanger” aircraft delivered, other income dipped due to the absence of delivery delay compensation in the quarter (incl. in the prior-year comparative) and lower deposit interest rates which were partially offset by debt repayments. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on quarter end balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
MD&A Nine Months Ended December 31, 2025 (“FY26 YTD”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the nine months ended December 31, 2025 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 15% to €9.01BN as traffic grew 4% (to 166.5M passengers) at 10% higher fares (to c.€54). Fares benefitted from having the full Easter holiday in Q1 (with weak prior-year comps), full recovery of the 7% fare decline suffered in last year’s Q2, and a 4% fare increase in Q3.

Ancillary revenues:
Ancillary revenue was solid, rising 6% to €4.02BN as traffic rose 4% and spend per passenger rose 2%.

Total revenue:
As a result of the above, total revenue rose 12% to €13.03BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 4% to €4.23BN as the Group’s jet fuel hedging and lower fuel burn (more B737-8200 “Gamechanger” aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 4% increase in flight hours and higher environmental costs (ETS allowance unwind and SAF blend mandates from Jan. 2025).

Airport and handling charges:
Airport and handling charges rose 5% to €1.41BN, due to 4% traffic growth, ground ATC rate hikes and higher handling labour costs.

Staff costs:
Staff costs increased 4% to €1.38BN, as agreed pay increases (under CLAs) and higher sectors were somewhat offset by 34 additional B737-8200 “Gamechanger” aircraft in the fleet (driving better efficiency).

Route charges:
Route charges rose 16% to €1.04BN, due to significantly higher Eurocontrol/ATC rates and a 4% increase in flight hours.

Depreciation:
Depreciation increased 10% to €1.01BN, primarily due to 34 additional B737-8200 “Gamechanger” aircraft in the fleet, higher aircraft utilisation (sectors up 4%) and increased maintenance on the B737NG fleet.

Marketing, distribution and other:
Marketing, distribution and other decreased 13% to €613M primarily due to lower EU261 compensation and lower legal costs (the prior-year comparative included a Q3 charge for a Spanish baggage fine). This is offset by input costs for increased onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 13% to €393M due to 4% higher sectors, increased line and engine maintenance as the fleet grows and labour inflation.

Exceptional charge:
In Q3, AGCM (Italy) unjustly levied a €256M fine on Ryanair. While the Group’s lawyers are confident the fine will be overturned on appeal, approx. 33% of the fine (€85M) has been provided in the Income Statement.

Other income:
With almost all of the Group’s B737-8200 “Gamechanger” aircraft delivered, other income declined due to lower delivery delay compensation received (with none in Q3 FY26) and lower deposit interest rates which were partially offset by debt repayments. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €2.4BN at December 31, 2025 despite €1.2BN debt repayments, €1.4BN capex and €0.6BN shareholder distributions. Gross debt was €1.5BN (March 31, 2025: €2.7BN) and net cash was approximately €1.0BN at December 31, 2025 (March 31, 2025: €1.3BN).

Shareholders’ equity:
Shareholders’ equity increased by €1.7BN to €8.8BN in the nine month period due to a net profit of €2.57BN offset by a €0.4BN repurchase of shares, €0.2BN dividends paid and an IFRS hedge accounting decrease in derivatives of €0.2BN.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2025 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining three months of the year;
●
Related party transactions; and
●
Post balance sheet events.

Results of operations for the nine-month period ended December 31, 2025 compared to the nine-month period ended December 31, 2024, including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and geopolitical factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation.

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs (including sustainable aviation fuel and carbon credits), competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair’s ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, tariff wars and unforeseen security events.

Board of Directors

Details of the members of the Company’s Board of Directors are set forth on pages 218 and 219 of the Group’s 2025 Annual Report. Captain Ray Conway was appointed to the Board with effect from October 1, 2025 and both Howard Millar and Captain Mike O’Brien retired from the Board in September 2025.

Related party transactions – Please see note 9.

Post balance sheet events – Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group’s condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

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The Group’s net profit of €2.57BN in the nine months ended December 31, 2025;
●
The Group’s liquidity, with €2.4BN gross cash and approximately €1.0BN net cash at December 31, 2025 and almost €1BN undrawn funds under the Group’s €1.1BN revolving credit facility;
●
The Group’s focus on cost reduction and cash management;
●
The Group’s solid BBB+ credit ratings from both S&P and Fitch Ratings;
●
The Group’s strong balance sheet with its owned B737 fleet unencumbered;
●
The Group’s access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●
The Group’s fuel hedging position (approx. 84% of FY26 and 80% of FY27 jet fuel requirements were hedged at December 31, 2025); and
●
The Group’s ability, as evidenced throughout downturns (such as the Covid-19 pandemic), to preserve cash and reduce operational and capital expenditure.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and material accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2025 comprise the results of the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2025 Annual Report for the year ended March 31, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2025, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group’s revolving credit facility, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

The December 31, 2025 figures and the December 31, 2024 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2025, together with the independent auditor’s report thereon, are available on the Company’s website and have been filed with the Irish Registrar of Companies. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company’s latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2025 on January 23, 2026.

Except as stated otherwise below, the interim financial statements for the nine months ended December 31, 2025 have been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board.

New IFRS Accounting standards and amendments adopted during the period
The following new and amended IFRS Accounting standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2025 and therefore have been applied by the Group in these interim financial statements:

●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results in the nine months ended December 31, 2025, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS Accounting standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective on or after January 1, 2027).*
●
Annual Improvements Volume 11 (effective on or after January 1, 2026).
●
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).
*These standards or amendments to standards are not as of yet EU endorsed.

2. Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At December 31, 2025, the Group had €11.2BN of property, plant and equipment long-lived assets, of which €10.9BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated tax expense for the nine months ended December 31, 2025 of €347M (December 31, 2024: €271M) comprises a current tax charge of €327M and a €20M deferred tax charge relating to the temporary differences for property, plant and equipment. No significant or unusual tax charges or credits arose during the period. The effective tax rate of approx. 12% for the nine months ended December 31, 2025 (December 31, 2024: approx. 12%) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5. Contingencies

The Group is engaged in certain litigation arising in the ordinary course of its business. The Group does not believe that this litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

6. Capital commitments

At December 31, 2025 the Group had an operating fleet of 617 (2024: 583) Boeing 737 and 26 (2024: 26) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At December 31, 2025, the Group had taken delivery of 206 of these aircraft. The remaining aircraft are expected to deliver before March 31, 2026. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2034. This transaction was approved at the Company’s AGM in September 2023.

7. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Nine Months Ended	Ryanair DAC Dec 31, 2025 €M	Other Airlines Dec 31, 2025 €M	Elimination Dec 31, 2025 €M	Total Dec 31, 2025 €M
Scheduled revenues	8,884.5	124.0	-	9,008.5
Ancillary revenues	4,023.2	-	-	4,023.2
Inter-segment revenues	602.2	1,182.9	(1,785.1)	-
Segment revenues	13,509.9	1,306.9	(1,785.1)	13,031.7

Reportable segment profit after income tax	2,488.8	80.4	-	2,569.2

Other segment information:
Depreciation	(985.1)	(28.8)	-	(1,013.9)
Net finance and other income/(expense)	74.4	(4.6)	-	69.8
Capital expenditure	(1,204.0)	(36.9)	-	(1,240.9)
Staff costs	(868.3)	(508.4)	-	(1,376.7)

Segment assets	15,331.8	712.2	-	16,044.0
Segment liabilities	(6,426.5)	(836.2)	-	(7,262.7)

Nine Months Ended	Ryanair DAC Dec 31, 2024 €M	Other Airlines Dec 31, 2024 €M	Elimination Dec 31, 2024 €M	Total Dec 31, 2024 €M
Scheduled revenues	7,757.0	108.5	-	7,865.5
Ancillary revenues	3,785.7	-	-	3,785.7
Inter-segment revenues	570.5	1,135.0	(1,705.5)	-
Segment revenues	12,113.2	1,243.5	(1,705.5)	11,651.2

Reportable segment profit after income tax	1,861.2	78.6	-	1,939.8

Other segment information:
Depreciation	(889.7)	(29.6)	-	(919.3)
Net finance and other income/(expense)	146.3	(6.1)	-	140.2
Capital expenditure	(963.0)	(63.6)	-	(1,026.6)
Staff costs	(830.7)	(493.0)	-	(1,323.7)

Segment assets	16,015.4	357.9	-	16,373.3
Segment liabilities	(7,620.0)	(583.1)	-	(8,203.1)

Quarter Ended	Ryanair DAC Dec 31, 2025 €M	Other Airlines Dec 31, 2025 €M	Elimination Dec 31, 2025 €M	Total Dec 31, 2025 €M
Scheduled revenues	2,088.5	11.4	-	2,099.9
Ancillary revenues	1,114.3	-	-	1,114.3
Inter-segment revenues	197.4	389.8	(587.2)	-
Segment revenues	3,400.2	401.2	(587.2)	3,214.2

Reportable segment profit after income tax	1.8	28.6	-	30.4

Other segment information:
Depreciation	(316.8)	(9.6)	-	(326.4)
Net finance and other income/(expense)	10.4	(1.4)	-	9.0
Capital expenditure	(363.4)	(14.4)	-	(377.8)
Staff costs	(286.6)	(164.5)	-	(451.1)

Segment assets	15,331.8	712.2	-	16,044.0
Segment liabilities	(6,426.5)	(836.2)	-	(7,262.7)

Quarter Ended	Ryanair DAC Dec 31, 2024 €M	Other Airlines Dec 31, 2024 €M	Elimination Dec 31, 2024 €M	Total Dec 31, 2024 €M
Scheduled revenue	1,906.6	9.0	-	1,915.6
Ancillary revenue	1,043.6	-	-	1,043.6
Inter-segment revenues	184.7	368.6	(553.3)	-
Segment revenues	3,134.9	377.6	(553.3)	2,959.2

Reportable segment profit after income tax	134.0	14.6	-	148.6

Other segment information:
Depreciation	(282.4)	(9.5)	-	(291.9)
Net finance and other income/(expense)	92.3	(2.1)	-	90.2
Capital expenditure	(252.8)	(13.3)	-	(266.1)
Staff costs	(271.5)	(155.2)	-	(426.7)

Segment assets	16,015.4	357.9	-	16,373.3
Segment liabilities	(7,620.0)	(583.1)	-	(8,203.1)

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior period comparatives have been updated to align with current period presentation.

The following table disaggregates departing traffic revenue in primary geographical markets. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other” includes all other countries in which the Group has operations.

	Nine Months Ended Dec 31, 2025	Nine Months Ended Dec 31, 2024	Quarter Ended Dec 31, 2025	Quarter Ended Dec 31, 2024
	€M	€M	€M	€M

Italy	2,807.1	2,482.5	706.1	635.4
Spain	2,294.5	2,068.2	544.1	522.4
United Kingdom	1,888.6	1,690.6	480.1	448.3
Ireland	734.8	626.4	189.2	162.1
Other	5,306.7	4,783.5	1,294.7	1,191.0
Total revenue	13,031.7	11,651.2	3,214.2	2,959.2

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8. Property, plant and equipment

Acquisitions and disposals
During the period ended December 31, 2025, net capital additions amounted to €1.24BN principally reflecting aircraft deliveries in the period and capitalised maintenance offset by depreciation.

9. Related party transactions

The Company’s related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the period ended December 31, 2025 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2025 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2025 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

●
Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2025 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months ended December 31, 2025 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The fair value disclosed for the Group’s long-term debt has been measured using the relevant market rates at December 31, 2025. This represents the amount which would be payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:
	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	6.7	6.7	5.8	5.8
- Jet fuel & carbon derivatives contracts	-	-	9.6	9.6
	6.7	6.7	15.4	15.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	4.1	4.1	84.4	84.4
- Jet fuel & carbon derivative contracts	22.5	22.5	10.0	10.0
	26.6	26.6	94.4	94.4
Trade receivables*	110.4		73.5
Cash and cash equivalents*	2,391.7		3,863.3
Financial asset: cash > 3 months*	-		100.1
Restricted cash*	31.2		23.1
	2,559.9	26.6	4,154.4	94.4
Total financial assets	2,566.6	33.3	4,169.8	109.8

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	21.1	21.1	-	-
- U.S. dollar currency forward contracts	34.0	34.0	2.5	2.5
	55.1	55.1	2.5	2.5
Non-current maturities of debt:
- Long-term debt	147.6	147.6	488.9	488.9
- Bonds**	-	-	1,196.3	1,172.5
	147.6	147.6	1,685.2	1,661.4
	202.7	202.7	1,687.7	1,663.9

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	141.8	141.8	224.5	224.5
- U.S. dollar currency forward contracts	153.5	153.5	0.2	0.2
	295.3	295.3	224.7	224.7

Current maturities of debt:
- Bonds**	1,198.8	1,192.3	848.4	850.3
	1,198.8	1,192.3	848.4	850.3
Trade payables*	477.6		702.0
Accrued expenses*	1,987.2		1,953.5
	3,958.9	1,487.6	3,728.6	1,075.0
Total financial liabilities	4,161.6	1,690.3	5,416.3	2,738.9

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.
** In September 2025 the Group repaid its €850M Eurobond.

11. Shareholders’ equity and shareholders’ returns

In line with the Group’s Dividend Policy, a FY25 final dividend of €0.227 per share was paid in September 2025 and an interim dividend of €0.193 per share will be paid in late February, 2026.

In the nine months ended December 31, 2025 the Company bought back, and cancelled, approx. 14M ordinary shares at a total cost of €0.4BN (including over 13M shares purchased under the €750M share buyback programme launched in May 2025). As a result of these share buybacks, share capital decreased by approx. 14M ordinary shares (equivalent to approx. 1.4% of the Company’s issued share capital at March 31, 2025).

12. Post balance sheet events

Between January 1, 2026 and January 22, 2026 the Company bought back approx. 1M ordinary shares at a total cost of approx. €30M under its ongoing share buyback programme. This brought total spend in FY26 to approx. €390M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 January, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary
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